B. Riley Securities, Inc.

299 Park Avenue

New York, New York 10171

November 27, 2020

VIA EDGAR

Ronald E. Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seaport Global Acquisition Corp.

Registration Statement on Form S-1

Filed October 13, 2020, as amended

File No. 333-249446

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Seaport Global Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Friday, November 27, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 823 copies of the Preliminary Prospectus dated November 24, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

B. Riley Securities, Inc.

By:	/s/ Jimmy Baker
Name: Jimmy Baker
Title: Head of Capital Markets

As Representative of the several underwriters